Exhibit 99.2

MILLAR WESTERN FOREST PRODUCTS LTD.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations
for the Three and Six Months Ended June 30, 2013

The following management’s discussion and analysis (MD&A) of the financial condition and results of operations of Millar Western Forest Product Ltd. (“Millar Western” or “the Company” or “we” or “our”) is based upon and should be read in conjunction with the Company’s unaudited interim financial statements and the accompanying notes thereto included elsewhere in this Form 6-K and the Company’s 2012 annual MD&A and the 2012 audited financial statements and notes thereto included in the Company’s annual report filed on Form 20-F and available on EDGAR. The information in this MD&A is as of July 31, 2013.

Preparation and Presentation of Financial Information

We prepare our financial statements in accordance with International Financial Reporting Standards, which we refer to as IFRS, as issued by the International Accounting Standards Board. Details of the transition and reconciliation to previously released results are explained in previous financial statements. Readers should be aware that financial statements prepared in accordance with IFRS may differ in certain respects from financial statements prepared in accordance with U.S. generally accepted accounting principles, which we refer to as U.S. GAAP.

We present our financial statements in Canadian dollars. Except where otherwise indicated, all dollar amounts are expressed in Canadian dollars, references to “$” or “dollars” are to Canadian dollars and references to “US$” and “U.S. dollars” are to United States dollars.

Accounting estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the values recorded in the statements. On an ongoing basis, management reviews its estimates, including those related to useful lives for amortization, impairment of long-lived assets, certain accounts receivable, pension and other employee future benefit plans and asset retirement and deferred reforestation obligations, based upon currently available information. While it is possible that circumstances may arise that cause actual results to differ from these estimates, management does not believe it likely that any such differences will materially affect our financial condition.

Internal controls over financial reporting

During the quarter ended June 30, 2013, there were no changes in our internal controls over financial reporting that materially affected, or would be reasonably likely to materially affect, our reported results.

Non GAAP financial measures

Within this MD&A, management uses measures that do not have a standardized meaning as prescribed by IFRS and are therefore considered to be non-GAAP financial measures. We define “Adjusted EBITDA” as operating income plus unrealized other income or expenses, depreciation and amortization. Other income or expense includes both realized and unrealized gains and losses on foreign-exchange or commodity hedging, and foreign-exchange impacts on working capital balances, with only the realized portion of such income or expense being included in Adjusted EBITDA and both the realized and unrealized portion being included in the determination of operating earnings. In addition, we define “Cash Adjusted EBITDA” as Adjusted EBITDA plus gains or minus losses related to non-cash inventory valuation adjustments. Neither Adjusted EBITDA nor Cash Adjusted EBITDA is a measure of operating performance or liquidity under IFRS. Such terms, as used in this report, are not necessarily comparable with similarly titled measures of other companies. However, management calculates Adjusted EBITDA and Cash Adjusted EBITDA consistently from period to period. We believe that Adjusted EBITDA and Cash Adjusted EBITDA are useful in assessing our operating performance and as an indicator of our ability to service or incur indebtedness, make capital expenditures and finance working capital requirements. The items excluded from Adjusted EBITDA and Cash Adjusted EBITDA are significant in assessing our operating results and liquidity. Therefore, neither Adjusted EBITDA nor Cash Adjusted EBITDA should be considered in isolation or as an alternative to operating earnings, cash flow from operating activities or other combined income or cash flow data prepared in accordance with IFRS.

Forward-looking statements

Certain statements in this quarterly report on Form 6-K are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are not based on historical facts but, rather, on our current expectations and our projections about future events, including our current expectations regarding:

  the future demand for, and sales volumes of, our lumber and pulp products;
  future production volumes, efficiencies and operating costs;
  increases or decreases in the prices of our products;
  our future stability and growth prospects;
  our business strategies, the measures to implement those strategies and the benefits to be derived therefrom;
  our future profitability and capital needs, including capital expenditures;
  the outlook for and other future developments in our affairs or in the industries in which we participate; and
  the effect on us of new accounting releases.

These forward-looking statements generally can be identified by the use of statements that include words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “likely”, “will”, “predicts”, “estimates”, “forecasts” or other similar words or phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements are subject to various risks, uncertainties and other factors that could cause our actual results to differ materially from the future results expressed or implied by the forward-looking statements. These risks and uncertainties are described under “Risk Factors” in Item 3: Key Information, in the Company’s 2012 annual report filed on Form 20-F and available on EDGAR.

Any written or oral forward-looking statements made by us or on our behalf are subject to these factors. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this quarterly report on Form 6-K may not occur. Actual results could differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our future results. Given these uncertainties, investors are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this report are made only as at the date of this report. We do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law.

General Information about the Company

Operations and sales

Millar Western is a privately owned, integrated forest products company active in northern Alberta, Canada, that produces and markets hardwood and softwood bleached chemi-thermo-mechanical pulp, or BCTMP, and softwood lumber.

We are headquartered in Edmonton and own and operate four production facilities: a BCTMP mill and a sawmill at an integrated complex in Whitecourt and sawmills in Boyle and Fox Creek. In 2012, we began construction of a bio-energy facility adjacent to the Whitecourt BCTMP mill that will convert organic matter in pulp-mill waste into green energy, for consumption by our pulp operations; completion and startup of the bio-energy facility are slated for mid-2014.

Our Whitecourt pulp mill produces hardwood, softwood and blended grades of pulp and has an annual production capacity of 320,000 air-dried metric tonnes (ADMT). Our BCTMP is sold internationally for use in the production of a diverse range of paper products, including coated and uncoated printing and writing papers, paperboard, specialty papers, tissue and toweling.

Our sawmills produce kiln-dried dimension lumber from spruce, pine and fir, or SPF, for the residential and commercial construction industries. We also produce higher-margin grades, such as machine-stress-rated, or MSR, lumber for load-bearing applications, as well as specialty products, such as decking. Our Whitecourt, Boyle and Fox Creek sawmills have annual capacities of 330 million board feet (MMFBM), 140 MMFBM and 120 MMFBM, respectively. Historically, our lumber has sold principally in Canada and the United States; however, China is now a regular destination for our products, and a small percentage of certain higher-margin grades is shipped to Japan.

Seasonality

We conduct the majority of our log harvesting and hauling in the winter months, creating a seasonal build-up of working capital. Harvesting usually begins in the fourth quarter, with the balance of harvesting and most hauling activities occurring in the first quarter of the following year. The build-up of log inventory is typically valued at approximately $45 million, with $5 million-$10 million worth of logs accumulated in the fourth quarter, depending on weather conditions, and the rest generally realized in the following year’s first quarter. These log inventories are consumed through the year and typically reach minimum levels in the third quarter. This seasonal working capital build-up and reduction has a significant impact on our liquidity through the year.

Fiber

Approximately 88% of the fiber required for our pulp mill and sawmill facilities is supplied from timber resources held under long-term agreements with the Government of Alberta or supplied through multiple-year agreements with other forest products companies, providing a high level of fiber-supply security and cost stability. We purchase the balance of our fiber requirements on the open market. Our fiber costs are subject to variation depending on factors including the period’s harvesting locations and delivery distances from forest to mill, weather conditions, and normal competitive market pressures related to our harvesting and hauling contractors. We pay fees, referred to as stumpage, to the Alberta government for all fiber harvested from government-owned lands. Stumpage rates are subject to escalation related to the market price of end products, but remained at the base rate throughout the current period.

In addition to deciduous logs, the Whitecourt pulp mill requires approximately 90,000 bone dry units of coniferous chips per year. This requirement is supplied entirely by chip residuals from our Whitecourt sawmill, with surplus chips sent to other manufacturers under multi-year fiber-exchange agreements.

All forest areas we harvest are reforested to the standards required under the Timber Management Regulations (Alberta). We employ progressive forest management practices aimed at enhancing timber yields while protecting diverse forest values and maintaining healthy forest ecosystems. To provide independent verification of the sustainability of our forest management activities and legality of our timber procurement systems, we have achieved certification under third-party audited, internationally-recognized environmental standards.

Energy and other key commodities

We use both electricity and natural gas as sources of energy in our pulp and lumber operations, and fluctuations in the cost of these inputs can have a significant impact on our cost of products sold.

In Alberta, the electrical energy market is not regulated, and pricing can and does fluctuate significantly. As a party in a power purchase syndicate, the Company has acquired long-term rights under a Power Purchase Arrangement to insulate our pulp and lumber operating segments from volatility in the electricity market. The benefit of these power purchase rights is allocated to each operating segment based on its electricity consumption.

Natural gas is supplied to our operations under annual supply contracts that are subject to market prices. From time to time, we manage our gas price exposure by entering into commodity-price forward contracts. We also have rights to a natural gas storage facility located in Saskatchewan that enable us to dampen seasonal market price variations by storing gas during periods of low gas pricing and withdrawing gas during periods of higher pricing.

Our Whitecourt pulp mill’s requirements for hydrogen peroxide and caustic, which are the main chemicals used in our pulp bleaching process, and other chemicals are supplied by major producers and covered by contracts of varying terms and conditions, providing some level of price stability.

Environmental matters

Our operations are regulated primarily by the Environmental Protection and Enhancement Act (Alberta) and the Fisheries Act (Canada). We have instituted environmental controls to monitor our operations to confirm they are in compliance with regulated parameters of both provincial and federal authorities. Our Whitecourt pulp mill does not use chlorine compounds and therefore does not generate any chlorinated by-products such as dioxins or furans. The pulp mill has an extended-aeration activated-biomass wastewater treatment system. The biomass produced as a waste product from the system is used as a soil conditioner on agricultural lands and as feedstock at a local biomass-fueled electrical generating station. Wood waste from the Whitecourt pulp mill and sawmill is sent to the same power station, to generate renewable electricity, and wood waste from the Boyle sawmill is sent to a neighboring pulp mill for energy generation. The Fox Creek mill currently disposes of its wood waste by incineration, but we are actively seeking alternatives for disposal or use of these byproducts.

The Whitecourt pulp mill is currently developing a $42 million bio-energy project that will install anaerobic hybrid digesters in advance of the existing aerobic effluent treatment system, to produce a biogas that will be used to generate electricity. Besides reducing purchased energy costs and allowing for pulp production increases, the project is expected to significantly cut greenhouse gas emissions, reduce freshwater intake and improve the quality of treated wastewater discharged to a local river.

Results of Operations

Earnings overview

The following table sets out our financial results for the three and six months ended June 30, 2013, the immediately prior quarter ended March 31, 2013, and the three and six months ended June 30, 2012.

	Three months ended			Six months ended
	Jun. 30/13	Mar. 31/13	Jun. 30/12	Jun. 30/13	Jun. 30/12
	(in millions)			(in millions)

Statements of earnings data:
Revenue	$100.6	$96.7	$90.7	$197.3	$164.5
Cost of products sold	64.2	67.7	67.5	131.9	124.1
Freight and other distribution costs	13.1	14.2	14.7	27.3	27.0
Depreciation and amortization	3.5	3.5	3.4	7.0	6.7
General and administration	6.3	3.5	3.7	9.8	7.1
Other (income) expenses	(15.7)	3.2	(0.7)	(12.5)	(0.9)
Operating earnings	$29.2	$4.6	$2.1	$33.8	$0.5
Foreign exchange loss on borrowings	(7.5)	(4.4)	(4.3)	(11.9)	(0.2)
Finance expenses	(5.4)	(5.3)	(5.3)	(10.7)	(10.3)
Net income (loss) before income taxes	$16.3	$(5.1)	$(7.5)	$11.2	$(10.0)
Income taxes (recovery) expense	6.0	(0.2)	(0.8)	5.8	(2.4)
Net income (loss)	$10.3	$(4.9)	$(6.7)	$5.4	(7.6)
Actuarial losses, net of tax recovery	0.0	0.0	0.0	0.0	0.0
Comprehensive income (loss)	$10.3	$(4.9)	$(6.7)	$5.4	$(7.6)

Other data:
Average exchange rate (US$/C$1.00)[1]	0.978	0.992	0.990	0.985	0.994
Period end exchange rate (US$/C$1.00)	0.951	0.984	0.982	0.951	0.982

(1)

Average exchange rates are the daily noon Bank of Canada foreign-exchange rates, averaged over the period. Period end exchange rates are the closing Bank of Canada rate on the last business day of the period. The rates are set forth as U.S. dollars per C$1.00 and are the inverse of rates quoted by the Bank of Canada for Canadian dollars per US$1.00.

Our positive results in the quarter reflected the continued strong performance of our operating segments as well as market returns that were better than anticipated, given weaker fundamentals and a pricing correction in one segment. The lumber market faced a significant reversal from the first quarter, as the market came to terms with price levels that were not justified by existing or anticipated demand; our sales realizations, however, held up much better than benchmark pricing. The BCTMP market continued its unprecedented stretch of stability, though it did shift from the lower to the upper end of a two-year price range, this despite the larger pulp market’s struggle for positive momentum in the face of growing pessimism related to future capacity additions.

With approximately two thirds of our revenues denominated in U.S. funds, the weakening Canadian dollar contributed to improved sales realizations. This benefit was offset by increased finance and project costs, which are also denominated in U.S. dollars. The period-end exchange rate was significantly lower than the comparable periods, negatively affecting the value of our U.S.-dollar-denominated debt.

At $100.6 million, revenue for the quarter increased on strong lumber shipments and improved pulp pricing. Year-to-date revenue of $197.3 million compared very favourably to the $164.5 million in the same period last year, reflecting much improved lumber results and steady performance of our pulp segment. At $64.2 million, the cost of products sold was lower than comparable quarters due to improvements in cost management in the lumber segment and significant contributions related to energy management activities in the pulp segment. Year-to-date cost of products sold was higher, primarily the result of ongoing cost pressures associated with our log harvesting and hauling activities.

Freight and other distribution costs were slightly lower in the quarter, as both comparable periods experienced shipment surges. Year to date, these costs were comparable to those realized in the same period last year.

Depreciation and amortization costs were similar to comparable periods, as there were no significant changes in our depreciable assets.

General and administration cost was higher in the quarter, the result of a profit-share provision based on the company’s financial performance in the quarter. Any payment under this program will depend on year-end results.

Other income or expense includes both realized and unrealized gains and losses on currency and commodity derivative contracts, as well as foreign-exchange impacts on U.S.-dollar-denominated working capital balances. During the period, the weakening Canadian dollar had a minor positive impact on working capital balances, and results from our foreign-exchange hedging were largely neutral. The most significant contribution to other income came from our commodity derivative activities. We are actively engaged in hedging major inputs and our sales and, as previously noted, took a significant position when the lumber market climbed through the end of last year and into the first quarter of this year. These lumber hedges contributed $15.1 million to other income of $15.7 million in this quarter and $11.2 million to other income of $12.5 million in the year to date.

We continue to believe that our hedging strategies will help safeguard our financial performance by moderating cost and revenue impacts of the volatile markets in which we operate.

Together, these factors resulted in $29.2 million in operating earnings for the quarter, and $33.8 million in the year to date, which are much stronger than results for the comparable periods in recent years.

A decline in relative value of the Canadian dollar, especially at period end, had a $7.5 million negative impact on the translation of our U.S.-dollar-denominated long-term debt, which compares unfavourably to the $4.4 million and $4.3 million losses recorded in comparable quarters. Year to date, the value of our U.S.-dollar-denominated long-term debt increased $11.9 million due to the weakening Canadian dollar, whereas the relative stability of our dollar in the same period last year had little impact on our results.

At $5.4 million, financing expenses, which are largely denominated in U.S. dollars, were slightly higher in the quarter than in the comparable periods, which had benefitted from the then-stronger value of the Canadian dollar.

After a $6.0 million provision for income-tax recovery, we posted a net income of $10.3 million in the quarter, which compares very favourably to losses in the previous quarter and the same period last year. Year to date, the company posted net income of $5.4 million, compared to a loss of $7.6 million over the same period last year.

	Three months ended			Six months ended
	Jun. 30/13	Mar. 31/13	Jun. 30/12	Jun. 30/13	Jun. 30/12
	(in millions)			(in millions)
Adjusted EBITDA data:
Net income (loss)	$10.3	$(4.9)	$(6.7)	$5.4	$(7.6)
Add (subtract)
Income taxes (recovery) expense	6.0	(0.2)	(0.8)	5.8	(2.4)
Foreign exchange loss on borrowings	7.5	4.4	4.3	11.9	0.2
Finance expenses	5.4	5.3	5.3	10.7	10.3
Operating earnings	$29.2	$4.6	$2.1	$33.8	$0.5
Depreciation and amortization	3.5	3.5	3.4	7.0	6.7
Other unrealized (income) expense	(8.0)	(2.5)	0.6	(10.5)	(0.8)
Adjusted EBITDA	$24.7	$5.6	$6.1	$30.3	$6.4
Negative (positive) impact of inventory valuation adjustments	0.0	0.0	0.2	0.0	(1.1)
Cash Adjusted EBITDA	$24.7	$5.6	$6.3	$30.3	$5.3

We report Cash Adjusted EBITDA, defined as Adjusted EBITDA plus or minus adjustments related to non-cash inventory valuation, as a means of demonstrating cash generated by current operating activities. Inventory valuation adjustments are made to record both log and finished-product inventories at the lower of their cost to produce and their net realizable market value. We calculate the adjustment by comparing known costs to an estimate of net realizable value that is based on the expected timing of sales and independent pricing forecasts. As price forecasts are highly volatile, these adjustments may be established and reversed on a regular basis.

The impact of such adjustments has been significant in recent years when, due to market volatility, inventory valuation adjustments have been commonplace, thus often impairing the effectiveness of Adjusted EBITDA as a consistent indicator of our financial operating performance and making Cash Adjusted EBITDA a more useful measure. Since the third quarter of 2012, however, no inventory valuation adjustments have been required; all inventories have been recorded at cost, and Adjusted and Cash Adjusted EBITDA amounts have been the same.

Operating results by business segment

Lumber

	Three months ended			Six months ended
	Jun. 30/13	Mar. 31/13	Jun. 30/12	Jun. 30/13	Jun. 30/12

Production - SPF - MMFBM	118.8	118.6	122.6	237.4	235.7
Shipments - SPF - MMFBM	142.5	125.9	145.1	268.4	265.5
Benchmark price - SPF#2&Better - US$ per MFBM	$334	$390	$291	$362	$279

Revenue - millions	$52.8	$47.5	$41.7	$100.3	$72.8
Cost of products sold - millions	40.5	36.7	38.5	77.2	71.4
Inventory valuation adjustments - millions	0.0	0.0	0.2	0.0	(1.1)
Other realized expense - millions	(7.0)	6.3	(0.6)	(0.7)	(0.5)
Adjusted EBITDA - millions	$19.3	$4.5	$3.6	$23.8	$3.0
Adjusted EBITDA margin - %	37%	9%	9%	24%	4%

Other unrealized income - millions	8.3	2.8	0.2	11.1	0.9
Depreciation and amortization - millions	(1.7)	(1.7)	(1.7)	(3.4)	(3.2)
Operating earnings - millions	$25.9	$5.6	$2.1	$31.5	$0.7

Capital expenditures - millions	$0.4	$0.7	$0.7	$1.1	$3.6

After a sustained run that began in late 2012 and extended through to early 2013, the lumber market experienced a precipitous fall, with prices dropping from their peak of just over US$400/thousand foot board measure (MFBM) to below $280/MFBM late in the quarter. The original surge was built on general optimism and growing demand led by the recovering U.S. housing market, and was further fueled by industry-pervasive shipping constraints. But, as shipments began to return to normal levels, the market’s optimism gave way to recognition that improving housing was only one of many factors at play. For instance, Chinese buyers left the North American market, seeking supply from other regions, such as New Zealand, Russia, Chile and Europe, while North American suppliers, spurred on by record pricing, resumed production of temporarily curtailed facilities, bringing additional production to market. Together, these factors resulted in an inevitable price retrenchment. Though the prospect of a lumber “super cycle” remains real, these events clearly illustrate that its realization will take time and that markets are likely to experience setbacks along the way.

Benchmark pricing for SPF 2x4 #2 & Better declined quarter over quarter by US$56/MFBM, or more than 14%, which was still US$43, or nearly 15%, higher than the same quarter last year. At US$362/MFBM, year-to-date benchmark pricing was US$83, or nearly 30%, higher than the same six months in 2012. Our per-unit sales realizations were considerably better than the movement in benchmark pricing, supported in part by a weakening Canadian dollar but largely the result of the normal lag of shipments from sales in the previous quarter. Per-unit sales realizations fell $7, or less than 2%, from the previous quarter, and were $83, or nearly 29%, higher than in the same period last year. Year-to-date comparisons shows a $99/MFBM, or 36%, increase over the same six months last year.

The segment’s production was 118.8 MMFBM for the quarter, which matched the previous quarter’s output but was down 3% from the same quarter last year. All three mills continued to run well, with year-to-date output of 237.4 MMFBM comparable to the 235.7 MMFBM realized during the same six months last year. We expect production to improve modestly in the latter half of the year. With the previously referenced trucking and railcar shortages resolved, shipments surged in the quarter, up 16.6 MMFBM, or 13%, from the first quarter of the year; however, at 142.5 MMFBM, they fell just short of the 145.1 MMFBM recorded in the same quarter last year. Transportation challenges in the first quarter of the year followed by a surge in shipments in the second quarter seem to have become a pattern for the Western Canadian forest products industry. Year-to-date shipments of 268.4 MMFBM were, like production, slightly better than in the same six months last year.

Despite modestly lower pricing, revenue climbed to $52.8 million on improved shipments, increasing more than 11% from the previous quarter and nearly 27% from the same period last year. The segment’s cost of products sold also rose, largely due to higher shipment volumes, as actual per-unit costs dropped $7/MFBM, or just more than 2%, on improvements to recovery and grade out-turn at all three facilities. With continued cost pressures on log harvesting and hauling being offset in part by productivity improvements, we expect per-unit costs to continue at about the average rate established in the first half of this year.

Other realized income of $7.0 million in the quarter was a significant improvement over the previous quarter’s expense of $6.3 million. Both results reflected the lumber hedging activities we employed to lock in pricing improvements during the market run experienced in the previous two quarters. We continued to hold a modest derivative position at the end of the second quarter that will likely be exercised in the third quarter in anticipation of improving pricing in the latter half of the year.

The segment generated $19.3 million in Adjusted EBITDA for the quarter and $23.8 million for the year to date. This is a significant improvement over all comparable periods, reflecting the strengthening of the lumber market over the other time frames. Excluding the impact of lumber hedging activities, our performance would have been largely the same in the first and second quarters, reflecting the effectiveness of these activities in leveling the cyclical nature of the commodity lumber business. We remain committed to our hedging program, given the value it provides in protecting liquidity.

Other unrealized gains of $8.3 million largely reflected the period-end mark-to-market revaluation of hedging positions held at the end of the period. The year-to-date gain of $11.1 million more than offset the $6.8 million unrealized loss recorded at the end of 2012. The other unrealized gains in the comparable periods last year were primarily due to the positive impact of a drop in the value of the Canadian dollar on U.S.-dollar-denominated receivables.

After accounting for depreciation and amortization, the segment recorded operating income of $25.9 million in the quarter and $31.5 million year to date, both of which compare very favourably to comparable periods and reflect the segment’s much improved performance.

Capital expenditures of $0.4 million in the quarter were limited to maintenance-of-business activities, as were similar expenditures in comparable quarters, this year and last. Year-to-date capital expenditures of $1.1 million compare favourably to the same period last year, even after the $2.0 million associated with the completion of the planer upgrade at the Fox Creek operation is taken into consideration. We continue to expect maintenance-of-business capital expenditures to total approximately $2.0 million in 2013, with a further $2.0 - $3.0 million to be allocated to small, high-return projects.

Pulp

	Three months ended			Six months ended
	Jun. 30/13	Mar. 31/13	Jun. 30/12	Jun. 30/13	Jun. 30/12

Production - BCTMP - thousands of ADMT	82.9	81.6	76.6	164.5	159.3
Shipments - BCTMP - thousands of ADMT	81.0	89.3	87.2	170.3	164.1
Benchmark price - NBSK, US$ per tonne	$937	$897	$900	$917	$885
Benchmark price - BEK, US$ per tonne	$818	$795	$773	$807	$748

Revenue - millions	$47.7	$49.1	$48.9	$96.8	$91.5
Cost of products sold - millions	36.7	45.3	43.5	82.0	80.8
Other realized (income) expense - millions	(0.6)	(0.6)	(0.7)	(1.2)	0.4
Adjusted EBITDA - millions	$11.6	$4.4	$6.1	$16.0	$10.3
Adjusted EBITDA margin - %	24%	9%	12%	17%	11%

Other unrealized (expense) income - millions	(0.2)	(0.3)	(0.7)	(0.5)	0.0
Depreciation and amortization - millions	(1.8)	(1.7)	(1.7)	(3.5)	(3.4)
Operating earnings - millions	$9.6	$2.4	$3.7	$6.8	$6.9

Capital expenditures - millions	$0.6	$4.9	$0.4	$5.5	$0.8

The general pulp market continued to show modest improvement, though it lacked any real trend conviction, with benchmark grades increasing 3-5% from the previous quarter. As compared to the market for the benchmark kraft grade, the BCTMP market continues to exhibit a disproportionate level of stability. Our per-unit sales realizations climbed $39/ADMT, or 7%, to the upper end of a range that has now been in place for more than two years.

The segment’s operating performance remained strong, rising modestly from the previous quarter but up significantly from the same period last year, when the mill took its annual maintenance shutdown. This year’s maintenance shutdown has been shifted to the third quarter, when it will remove 5,000-7,000 ADMT from normal output. Year-to-date production compares favourably to the first six months of last year, due to the impact of last year’s maintenance shutdown. Shipments were lower in the period versus comparable quarters after surging in the previous quarter, with the inconsistencies largely reflecting erratic shipping schedules of ocean freight lines. Finished product inventory levels are at the low end of the normal range and will likely stay there through to the next quarter, as a result of the impact of the impending maintenance shutdown, before returning to more normalized levels by year end.

At $47.7 million, pulp-segment revenue in the quarter decreased from comparable periods as improved pricing was not sufficient to compensate for the lower shipment volume. Year-to-date revenue of $96.8 million compares favourably to that realized during the same six months last year, as both shipments and pricing were improved.

Cost-of-products-sold was much lower than in comparable quarters, largely due to the pulp mill’s energy management activities, which took advantage of high prices and volatility in the electricity market to generate significant cost offsets for the segment. As these contributions are entirely dependent on both the absolute level and the volatility of the market, neither of which can be accurately forecasted, savings cannot be anticipated in future periods. Without these contributions, per-unit costs would have been largely consistent with those realized in the same period last year and slightly improved compared to those seen in the previous quarter. Cost increases evident in year-to-date comparisons show that the impact of these energy management activities was not sufficient to offset the impact of higher output.

After accounting for $0.6 million in other realized income associated with the impact of the weakening Canadian dollar on U.S. dollar denominated sales, the segment realized $11.6 million in Adjusted EBITDA. This compares very favourably to both the previous quarter and the same period last year. Likewise, the $16.0 million in Adjusted EBITDA for the first six months of the year is up significantly from the same period last year.

Taking into account other unrealized expenses and depreciation, the pulp segment recorded operating earnings of $9.6 million in the quarter and $12.0 million year to date, a sharp improvement over comparable periods.

Segment capital expenditures of $0.6 million largely reflect maintenance-of-business investments similar to comparable periods. A further $4.4 million was allocated to the bio-energy project (BEP) from restricted cash, resulting in a corresponding reduction in accounts payable; however, there was no impact on fixed assets, as these expenditures represent grant funds that were previously received.

The BEP continues to advance, though at a slower pace than planned. Thus far, costs are being managed to the previously reported budget, though there is some risk related to the weaker Canadian dollar and its effect on U.S.-dollar-denominated project pricing. Delayed on several fronts due to local weather and supplier capacity constraints primarily related to engineering and equipment delivery, project start-up is now anticipated to be deferred by at least one quarter, to late in the second quarter of 2014 or, potentially, to the third quarter.

Capital expenditures, both maintenance-of-business and BEP-related, are expected to increase in the next quarter due to the scheduled maintenance shutdown that will allow the pulp mill to implement several internal projects and address most of the tie-in work related to the BEP. We anticipate expenditures of $5.0 - $7.0 million in the third quarter and a further $2.0 - $3.0 million in the fourth quarter.

Corporate and other

	Three months ended			Six months ended
	Jun. 30/13	Mar. 31/13	Jun. 30/12	Jun. 30/13	Jun. 30/12
	(in millions)			(in millions)

Revenue	$0.1	$0.1	$0.1	$0.2	$0.2
General and administration	6.3	3.4	3.7	9.7	7.1
Adjusted EBITDA	$(6.2)	$(3.3)	$(3.6)	$(9.5)	$(6.9)
Depreciation and amortization	(0.1)	0.0	0.0	(0.1)	(0.1)
Operating loss	$(6.3)	$(3.3)	$(3.6)	$(9.6)	$(7.0)

Capital expenditures	$0.1	$0.1	$0.2	$0.2	$0.2

The corporate and other segment recorded a $6.3 million operating loss, which included a $2.6 million provision for profit sharing. Our profit-sharing program allocates to the profit-sharing pool 10% of earnings before taxes, excluding foreign-exchange impacts related to the U.S.-dollar-denominated long-term debt and any extraordinary items. Without this provision, the segment’s operating loss would have been similar to the previous quarter and same period last year. Given the current market outlook, further similar provisions may be made in future periods.

Summary of financial position

		As at
	Jun. 30/13	Mar. 31/13	Jun. 30/12
		(in millions)

Cash	$38.9	$0.7	$23.4
Restricted cash	7.3	16.2	0.0
Current assets	165.0	169.4	133.4
Current liabilities	47.0	75.7	36.0
Ratio of current assets to current liabilities	3.5	2.2	3.7
Financial liabilities - borrowings	236.8	229.4	222.4
Shareholder's equity	78.0	67.6	73.9

We ended the period with $46.2 million in cash, $7.3 million of which was restricted for use on the BEP in accordance with the government grant agreements under which it was provided. There were no additional borrowings for the BEP project, the total of which remains $7.9 million at the quarter end. The outstanding balance on the revolving operating facility was paid off in the first weeks of the quarter, and no further borrowings have since been made on this line.

Changes in financial position

	Three months ended			Six months ended
	Jun. 30/13	Mar. 31/13	Jun. 30/12	Jun. 30/13	Jun. 30/12
	(in millions)			(in millions)
Selected cash flow items
Operating activities:
Cash provided by operating activities	$24.3	$5.1	$6.5	$29.4	$5.6
Net reforestation	0.4	1.7	0.1	2.1	1.7
Net change in non-cash working capital items	21.4	(31.9)	12.5	(10.5)	0.2
	46.1	(25.1)	19.1	21.0	7.5
Investing activities:
Additions to property plant and equipment	(5.6)	(5.7)	(1.3)	(11.3)	(4.6)
Investing activities in working capital	(2.5)	2.8	(0.7)	0.3	0.3
Receipt of government grants	4.4	0.1	0.0	4.5	0.0
Decrease in restricted cash	4.5	2.5	0.0	7.0	0.0
Other	0.0	0.0	0.0	0.0	0.1
	0.8	(0.3)	(2.0)	0.5	(4.2)
Financing activities:
Increase in borrowings	0.0	11.6	0.0	11.6	0.0
Repayment of borrowings	(8.2)	(0.4)	(0.2)	(8.6)	(0.5)
Finance expenses paid	(0.6)	(9.8)	(0.6)	(10.4)	(10.2)
Dividends	0.0	0.0	0.0	0.0	(0.8)
	(8.8)	1.4	(0.8)	(7.4)	(11.5)

Increase (decrease) in cash	$38.1	$(24.0)	$16.3	$14.1	$(8.2)

Opening Cash	$0.7	$24.7	$7.1	$24.8	$31.6
Closing Cash	$38.9	$0.7	$23.4	$38.9	$23.4

Cash and cash equivalents	$38.9	$0.7	$23.4	$38.9	$23.4
Restricted cash	7.3	16.2	0.0	7.3	0.0
Total cash	$46.2	$16.9	$23.4	$46.2	$23.4

Operations generated $24.3 million in cash during the quarter, up significantly from $5.1 million in the previous period and $6.5 million in the same quarter last year. Year-to-date, operations have provided $29.4 million, which is indicative of a much stronger operating environment for the lumber segment and the steady performance of the pulp segment. Net reforestation provided $0.4 million, consistent with the same period last year, as seasonal forest renewal activities got underway.

Working capital provided $21.4 million in the period, up significantly from the same period last year. Comparing sequential quarters is difficult, given the normal seasonal impact of log inventories, wherein the inventory is built up in the first and fourth quarters and drawn down in the second and third quarters each year. The change in inventories in the quarter was primarily due to a $27.7 million draw-down of log inventory. Strong lumber shipments resulted in a $1.6 million reduction in lumber inventory, which was partly offset by a $0.8 million increase in pulp inventory. Accounts receivable decreased $9.8 million on strong collections, while accounts payable were reduced by $20.7 million due to the use of grant funds, reduction in deposits related to our derivative positions as well as final payments associated with the past log delivery season. Prepaid expenses climbed $4.5 million, largely associated with annual insurance and property tax payments.

Capital expenditures for the quarter totalled $5.6 million, of which $4.4 million was associated with the BEP. The BEP expenditures were funded by previously received grant funds which, when coupled with a $4.5 million reduction in deposits for derivative positions, represent the reduction in restricted cash.

Financing activities of $8.8 million were largely related to the $8.0 million repayment of the revolving credit facility early in the period, in addition to principal payments on our power purchase rights loan and the amortization of refinancing costs.

Liquidity and capital resources

We ended the quarter with $38.9 million in unrestricted cash and $7.3 million in restricted cash. We have nothing drawn against our $50 million revolving credit facility and have $4.1 million committed to standby letters of credit. Based on our current level of operations, we believe that the existing cash balance and availability under our revolving credit facility will provide sufficient liquidity to meet operational cash draws, scheduled interest payments, long-term debt repayment, capital expenditures and working capital needs over the next twelve months. However, our future operating performance may be adversely affected by prevailing economic conditions and by currency, market and other factors, many of which are beyond our control.

Off-balance sheet arrangements

We had no material off-balance sheet arrangements, apart from the $4.1 million committed for standby letters of credit under our revolving credit facility and $1.7 million for a standby letter of credit for grant funding that is included in restricted cash and is secured by a term deposit.

Research and development

We did not conduct significant research and development activities in the period, or any comparable periods.

Income taxes

Operating results for the quarter were subject to income tax at a statutory rate of 25%. The effective tax rate for the period varied significantly from the statutory rate, primarily as a result of the non-taxable portion of unrealized exchange gain on debt.

Outlook

After a strong run in pricing in late 2012 and into the first quarter of 2013, the lumber market has seen a significant retracement. Pricing appears to have bottomed out, and the market is seeing an improving trend as Chinese buyers have re-engaged with North American supply, and excess lumber inventories have been largely absorbed by a slowly recovering U.S. housing market. Logistics seem to have improved, thus allowing the market to find balance and enabling prices to veer upward. Though we are optimistic about the long term, we continue to believe that secular improvement will be volatile, buffeted by both demand and supply forces. The low pricing seen in the last quarter will result in export charges under the Softwood Lumber Agreement of 10% in July and, likely, in August, though it is as yet unclear what the export tax situation will be in September. We think lumber pricing will be choppy through the end of summer and into the fall before climbing late in the year in anticipation of the ongoing, long-term improvement in demand.

We do not have the same confidence in the pulp market. Capacity additions to both softwood and hardwood benchmark grades through the latter half of 2013 and into 2014 will put downward pressure on the current modest recovery. And though the BCTMP sector has in recent times been able to hold volatility at bay, we are concerned about its ability to do so in the future, based on the outlook for supply-demand balance in the wider market.

Operationally, we continue to have confidence in our people and the facilities and expect output to hold or improve through the balance of the year. Dampening this optimism are ongoing cost pressures largely associated with fibre and energy. Labour market pressures also remain an issue, as our sector faces strong workforce competition from the oil and gas sector, especially for the skilled trades and professionals.